November 16, 2005

Mr. William Choi
United States Securities and Exchange Commission
450 Fifth Avenue, N.W.
Washington, D.C. 20549

Re:	ANR Pipeline Company
Form 10-K for Fiscal Year Ended December 31, 2004
Filed March 29, 2005
File No. 1-07320

Dear Mr. Choi:

We are in receipt of your letter dated October 19, 2005, commenting on the above referenced document. Below is the comment contained in your letter followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2004

Item 15. Exhibits and Financial Statements Schedules.

1.
We have reviewed your response to comment 1 in our letter dated September 29, 2005 and are unable to grant your request. Please amend your filing to include a revised audit report for Great Lakes Gas Transmission Limited Partnership that refers to the standards of the PCAOB. This amendment should set forth the entire text of Item 15 and the certifications required by Rule 13a-14(a) and Rule 13a-14(b) of the Exchange Act.

Response
On November 15, 2005, we filed an amended Form 10-K for ANR Pipeline Company that contains a revised audit report for Great Lakes Gas Transmission Limited Partnership that refers to the standards of the PCAOB. This amended Form 10-K set forth the entire text of Item 15 and the certifications required by Rule 13a-14(a) and Rule 13a-14(b) of the Exchange Act.

General

Should you have any further questions regarding our response to your comment or need further information to assist in your review, please contact me at (713) 420-4011, or Frank Olmsted, Director of Financial Reporting, at (713) 420-3707.

Sincerely,

/s/ Stephen C. Beasley__________________
Stephen C. Beasley
Chairman of the Board, President and Director
ANR Pipeline Company